Exhibit 99.1

FOSSIL GROUP, INC. REPORTS FOURTH QUARTER AND FISCAL YEAR 2023 RESULTS

Worldwide Net Revenue and Adjusted Operating Margin in Line with Guidance

Announces Strategic Review to Maximize Shareholder Value

Company Provides Full Year 2024 Outlook

Richardson, TX, March 13, 2024 (GLOBE NEWSWIRE) - Fossil Group, Inc. (NASDAQ: FOSL) today announced financial results for the fourth quarter and fiscal year ended December 30, 2023. Separately, the Company also announced today that Kosta N. Kartsotis has stepped down as Chief Executive Officer and Jeffrey N. Boyer, Chief Operating Officer, has been appointed Interim CEO, effective immediately.

“During 2023, we made solid progress under our Transform and Grow (TAG) Plan, enabling us to exit the smartwatch category, close underperforming retail stores, manage down inventories, and capture $125 million of annualized cost savings, ” said Jeffrey Boyer, Interim Chief Executive Officer. “We entered 2024 with a leaner cost structure, healthier inventory levels and sufficient liquidity. Importantly, we remain on track with our TAG Plan and expect to achieve our previously announced target of $300 million of annualized operating income benefits by the end of 2025. Additionally, we are taking deliberate actions to improve our financial performance, strengthen our balance sheet, and conduct a strategic review of our current business model and capital structure with the goal of maximizing shareholder value.”

Fourth Quarter and Full Year Summary

•	Fourth quarter worldwide net sales decreased to $421 million, down 16% on a reported basis and 17% in constant currency, with sales declines across all regions and all channels.

•	Full year worldwide net sales decreased to $1,412 million, down 16% on both a reported and constant currency basis, with sales declines across all regions and all channels.

•	Full year operating loss was $143 million compared to operating loss of $1 million a year ago. Adjusted operating loss was $92 million, or 6.5% of net sales, compared to adjusted operating income of $7 million, or 0.4% of net sales, last year.

•	Full year diluted loss per share was $3.00 and adjusted loss per share was $2.24, as compared to diluted loss per share of $0.85 and adjusted loss per share of $0.71 in the prior year.

•	As of December 30, 2023, cash and cash equivalents of $117 million.

Fourth Quarter 2023 Operating Results

Amounts referred to as “adjusted” as well as “constant currency” are non-GAAP financial measures. Reconciliations of these non-GAAP financial measures to their closest reported GAAP measures are included at the end of this press release.

•	Net sales totaled $421.3 million, a decrease of 15.6% on a reported basis and 16.9% in constant currency compared to $499.1 million in the fourth quarter of fiscal 2022. The sales decrease was largely driven by weakness in the wholesale channel, store rationalization initiatives and lower smartwatch sales, as we exit the category. Net sales, in constant currency, decreased 22% in Europe, 16% in Asia and 12% in the Americas versus the same quarter last year. Wholesale sales declined 19%, while our direct to consumer sales declined 14% on a constant currency basis. Within our direct to consumer channels, comparable retail sales declined 10%. In our major product categories, traditional watch sales declined 10% in constant currency in the fourth quarter with slight growth in the FOSSIL brand more than offset by declines in most other brands. The leathers category decreased 23% and jewelry sales declined 18% in constant currency during the fourth quarter. From a brand lens, net sales for the majority of the brands in our portfolio decreased in the fourth quarter of 2023.

•	Gross profit totaled $200.5 million compared to $235.4 million in the fourth quarter of 2022. Gross margin increased 40 basis points to 47.6% versus 47.2% a year ago. The year-over-year increase in gross margin primarily reflects reduced freight and inventory costs. These improvements were partially offset by unfavorable product mix, driven by our exit from the smartwatch category, and minimum licensor product royalties.

•	Operating expenses totaled $224.5 million compared to $234.1 million in the fourth quarter of 2022. As a percentage of net sales, operating expenses were 53.3% in the fourth quarter of 2023 compared to 46.9% in the prior year fourth quarter. Selling, general and administrative (“SG&A”) expenses, which exclude restructuring and impairment, were $207.7 million compared to $232.2 million in the fourth quarter of 2022, a reduction of 10.6%. The year-over-year decline in SG&A was largely driven by lower compensation costs related to initiatives in our TAG Plan. As a percentage of net sales, SG&A expenses were 49.3% in the fourth quarter of 2023 compared to 46.5% in the prior year fourth quarter, largely driven by deleveraging on lower sales.

•	Operating loss was $24.0 million compared to income of $1.3 million in the fourth quarter of 2022. Operating margin was (5.7)% in the fourth quarter of 2023 compared to 0.3% in the prior year fourth quarter. Adjusted operating loss totaled $8.5 million compared to adjusted operating income of $3.2 million in the fourth quarter of 2022. Adjusted operating margin was (2.0)% in the fourth quarter of 2023 compared to 0.6% in the prior year fourth quarter.

•	Interest expense was $5.7 million compared to $5.8 million in the fourth quarter of 2022.

•	Other income (expense) was income of $1.9 million compared to $0.5 million in the fourth quarter of 2022.

•	Income (loss) before income taxes was $(27.8) million compared to $(4.0) million in the fourth quarter of 2022.

•	Adjusted EBITDA was $(1.6) million, or (0.4)% of net sales in the fourth quarter of 2023 compared to $12.1 million, or 2.4% of net sales in the prior year period.

•	Net loss totaled $28.2 million with loss per diluted share of $0.54, which compares to a net loss of $9.4 million and loss per diluted share of $0.18 in the prior year period. Adjusted net loss for the quarter was $16.0 million with adjusted loss per diluted share of $0.30 compared to adjusted net loss of $7.0 million with adjusted loss per diluted share of $0.14 in the prior year period. During the fourth quarter of 2023, currencies favorably affected loss per diluted share by approximately $0.01.

•	Cash flow from operating activities was $49 million in the fourth quarter of 2023 compared to $104 million in the fourth quarter of 2022.

Full Year 2023 Operating Results

•	Net sales totaled $1.4 billion, a decrease of 16.0% on a reported basis and 15.9% in constant currency compared to $1.7 billion in fiscal year 2022. The sales decrease was largely driven by weakness in the wholesale channel. Declines in smartwatch sales and our store rationalization initiatives comprised approximately 5 points of our annual sales decline. Net sales, in constant currency, decreased in all regions with Europe decreasing 21%, Americas 14% and Asia 10% versus the prior year. Global sales into wholesale channels declined 21% in constant currency, while sales into our direct to consumer channels decreased 7%. Within our direct to consumer channels, comparable retail sales decreased 2%. In our major product categories, traditional watch sales decreased 12% in constant currency with flat year over year growth in FOSSIL brand offset by declines from other major brands. Net sales in leathers and jewelry decreased 11% and 15%, respectively, in constant currency. From a brand perspective, MICHAEL KORS, FOSSIL and EMPORIO ARMANI sales declined.

•	Gross profit totaled $679.6 million compared to $830.7 million in fiscal year 2022. Gross margin decreased 130 basis points to 48.1% versus 49.4% a year ago. The gross margin decrease primarily reflects increased promotions and licensor minimum royalty costs and unfavorable currency and product mix impact, driven by our exit from the smartwatch category. These costs were partially offset by reduced freight expense.

•	Operating expenses totaled $822.6 million compared to $832.2 million in 2022. As a percentage of net sales, operating expenses were 58.2% compared to 49.5% in fiscal year 2022. SG&A expenses, which exclude restructuring and impairment, were $777.2 million compared to $823.7 million in fiscal year 2022, a reduction of 5.6% driven by lower operating costs, primarily from initiatives in our TAG Plan. As a percentage of net sales, SG&A expenses were 55.0% compared to 49.0% in fiscal year 2022, mainly driven by deleveraging on lower sales.

•	Operating income (loss) was a loss of $143.0 million compared to a loss of $1.5 million in fiscal year 2022. Operating margin was (10.1)% for fiscal year 2023 compared to (0.1)% in the prior year. Adjusted operating loss totaled $(92.0) million compared to income of $7.0 million in fiscal year 2022. Adjusted operating margin was (6.5)% for fiscal year 2023 compared to 0.4% in the prior year.

•	Interest expense increased to $21.8 million compared to $19.2 million in fiscal year 2022, primarily driven by higher interest rates.

•	Other income (expense) was income of $8.7 million, compared to expense of $1.4 million in fiscal year 2022.

•	Income (loss) before income taxes was a loss of $156.1 million compared to loss of $22.1 million in the prior year.

•	Adjusted EBITDA was $(62.6) million, or (4.4)% of net sales in fiscal year 2023 and $36.1 million, or 2.1% of net sales in the prior year.

•	Net loss totaled $157.0 million with loss per diluted share of $3.00, which compares to net loss of $44.2 million and loss per diluted share of $0.85 in the prior year period. Adjusted net loss was $116.9 million with adjusted loss per diluted share of $2.24 compared to adjusted net loss of $36.6 million with adjusted loss per diluted share of $0.71 in the prior year period. During the fiscal year 2023, currencies unfavorably affected loss per diluted share by approximately $0.10.

•	Cash used in operations was $59 million compared to $111 million used in the prior year.

Balance Sheet Summary

As of December 30, 2023, the Company had total liquidity of $181 million, including $117.2 million of cash and cash equivalents and $64.0 million of availability under its revolving credit facility. Inventories at year-end totaled $252.8 million, a decrease of 32.8% versus a year ago. Total debt as of December 30, 2023 was $207.5 million.

TAG Plan Update

The Company remains on track with its TAG Plan, which was announced in March 2023 and is designed to reduce operating expenses, improve operating margins and advance the Company’s commitment to profitable growth. The TAG Plan generated annualized operating income benefits of approximately $125 million in 2023 and is expected to generate additional annualized operating income benefits of at least $100 million in 2024. Restructuring costs associated with our TAG Plan are estimated to be $35 million in fiscal year 2024 compared to $49 million in fiscal year 2023.

Strategic Business Review

The Company today announced a strategic review of its current business model and capital structure.  This includes efforts to optimize its business model through additional changes to its operations, as well as further structural cost reductions, which are under consideration.  The Company anticipates this effort will expand on its current TAG Plan and could include additional debt and equity financing options, including monetization of various assets to strengthen its balance sheet. The Company has retained Evercore to act as its financial advisor.

Outlook

The Company expects 2024 worldwide net sales to be approximately $1.2 billion, reflecting approximately $100 million of negative impact related to the exit of its smartwatch business, the closure of stores and prevailing currency rates, as well as expected category, consumer and channel softness. Fiscal year adjusted operating margin is expected to be in the range of -3% to -5%. The Company expects to generate positive free cash flow, inclusive of an anticipated tax refund of approximately $56 million, which is expected to be received in the second quarter of 2024.

Safe Harbor

Certain statements contained herein that are not historical facts, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: risks related to the success of the TAG Plan; a failure to meet the continued listing requirements of Nasdaq; the impact of activist shareholders; a downgrade in our debt ratings; our level of indebtedness; our ability to achieve consistent profitability or positive cash flow; increased political uncertainty, the effect of worldwide economic conditions; the effect of a pandemic; significant changes in consumer spending patterns or preferences; interruptions or delays in the supply of key components or products; acts of war or acts of terrorism; loss of key facilities; data breach or information systems disruptions; changes in foreign currency valuations in relation to the U.S. dollar; lower levels of consumer spending resulting from a general economic downturn or generally reduced shopping activity caused by public safety or consumer confidence concerns; the performance of our products within the prevailing retail environment; customer acceptance of both new designs and newly-introduced product lines; changes in the mix of product sales; the effects of vigorous competition in the markets in which we operate; compliance with debt covenants and other contractual provisions and meeting debt service obligation; risks related to the success of our business strategy; the termination or non-renewal of material licenses; risks related to foreign operations and manufacturing; changes in the costs of materials and labor; government regulation and tariffs; our ability to secure and protect trademarks and other intellectual property rights; levels of traffic to and management of our retail stores; loss of key personnel and the outcome of current and possible future litigation, as well as the risks and uncertainties set forth in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Readers of this release should consider these factors in evaluating, and are cautioned not to place undue reliance on, the forward-looking statements contained herein. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About Fossil Group, Inc.

Fossil Group, Inc. is a global design, marketing, distribution and innovation company specializing in lifestyle accessories. Under a diverse portfolio of owned and licensed brands, our offerings include watches, jewelry, handbags, small leather goods, belts and sunglasses. We are committed to delivering the best in design and innovation across our owned brands, Fossil, Michele, Relic, Skagen and Zodiac, and licensed brands, Armani Exchange, Diesel, DKNY, Emporio Armani, kate spade new york, Michael Kors, and Tory Burch. We bring each brand story to life through an extensive distribution network across numerous geographies, categories and channels. Certain press release and SEC filing information concerning the Company is also available at www.fossilgroup.com.

Investor Relations:	Christine Greany
The Blueshirt Group
christine@blueshirtgroup.com

Additional Information and Where to Find It

The Company intends to file with the SEC a proxy statement on Schedule 14A, containing a form of WHITE proxy card, with respect to its solicitation of proxies for the 2024 Annual Meeting of Stockholders (the “Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company’s website at https://www.fossilgroup.com/investors/.

Participants

Fossil, its directors and executive officers and other members of management and employees will be participants in the solicitation of proxies with respect to a solicitation by Fossil. Information about Fossil’s executive officers and directors and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials that may be filed with the SEC by Fossil. Information regarding Fossil’s directors and executive officers is available at “Proposal 1: Election of Directors,” “Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” in its definitive proxy statement for the 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2023, and in its Current Reports on Form 8-K filed with the SEC on June 28, 2023 and August 9, 2023. To the extent holdings by our directors and executive officers of Fossil securities reported in the proxy statement for the 2023 Annual Meeting or in such Form 8-Ks have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at www.sec.gov.

	For the 13 Weeks Ended	For the 13 Weeks Ended	For the 52 Weeks Ended	For the 52 Weeks Ended
Consolidated Income Statement Data ($ in millions, except per share data):	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Net sales	$421.3	$499.1	$1,412.4	$1,682.4
Cost of sales	220.8	263.7	732.8	851.7
Gross profit	200.5	235.4	679.6	830.7
Gross margin (% of net sales)	47.6%	47.2%	48.1%	49.4%
Operating expenses:
Selling, general and administrative expenses	207.7	232.2	777.2	823.7
Other long-lived asset impairments	1.3	1.2	2.1	2.4
Restructuring charges	15.5	0.7	43.3	6.1
Total operating expenses	$224.5	$234.1	$822.6	$832.2
Total operating expenses (% of net sales)	53.3%	46.9%	58.2%	49.5%
Operating income (loss)	(24.0)	1.3	(143.0)	(1.5)
Operating margin (% of net sales)	(5.7)%	0.3%	(10.1)%	(0.1)%
Interest expense	5.7	5.8	21.8	19.2
Other income (expense) - net	1.9	0.5	8.7	(1.4)
Income (loss) before income taxes	(27.8)	(4.0)	(156.1)	(22.1)
Provision for income taxes	0.6	5.5	0.5	21.4
Less: Net income attributable to noncontrolling interest	(0.2)	(0.1)	0.4	0.7
Net income attributable to Fossil Group, Inc.	$(28.2)	$(9.4)	$(157.0)	$(44.2)
Earnings per share:
Basic	$(0.54)	$(0.18)	$(3.00)	$(0.85)
Diluted	$(0.54)	$(0.18)	$(3.00)	$(0.85)
Weighted average common shares outstanding:
Basic	52.5	51.8	52.3	51.8
Diluted	52.5	51.8	52.3	51.8

Consolidated Balance Sheet Data ($ in millions):	December 30, 2023	December 31, 2022
Assets:
Cash and cash equivalents	$117.2	$198.7
Accounts receivable - net	187.9	206.1
Inventories	252.8	376.0
Other current assets	152.8	164.5
Total current assets	710.7	945.3
Property, plant and equipment - net	57.2	79.9
Operating lease right-of-use assets	151.0	156.9
Intangible and other assets - net	59.1	56.0
Total long-term assets	267.3	292.8
Total assets	$978.0	$1,238.1

Liabilities and stockholders’ equity:
Accounts payable, accrued expenses and other current liabilities	$342.0	$425.6
Short-term debt	0.5	0.3
Total current liabilities	342.5	425.9
Long-term debt	207.0	216.1
Long-term operating lease liabilities	137.6	150.2
Other long-term liabilities	39.2	42.9
Total long-term liabilities	383.8	409.2
Stockholders’ equity	251.7	403.0
Total liabilities and stockholders’ equity	$978.0	$1,238.1

Constant Currency Financial Information

The following tables present our business segment and product net sales on a constant currency basis, which are non-GAAP financial measures. To calculate net sales on a constant currency basis, net sales for the current fiscal year period for entities reporting in currencies other than the U.S. dollar are translated into U.S. dollars at the average rates during the comparable period of the prior fiscal year. The Company presents constant currency information to provide investors with a basis to evaluate how its underlying business performed excluding the effects of foreign currency exchange rate fluctuations. The constant currency financial information presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

	Net Sales				Net Sales
	For the 13 Weeks Ended				For the 52 Weeks Ended
	December 30, 2023			December 31, 2022	December 30, 2023			December 31, 2022
($ in millions)	As Reported	Impact of Foreign Currency Exchange Rates	Constant Currency	As Reported	As Reported	Impact of Foreign Currency Exchange Rates	Constant Currency	As Reported
Segment:
Americas	$203.7	$(1.4)	$202.3	$229.5	$640.8	$(2.3)	$638.5	$744.0
Europe	135.7	$(6.2)	129.5	165.2	437.4	(8.8)	428.6	541.3
Asia	80.9	$1.1	82.0	98.0	328.2	13.2	341.4	377.6
Corporate	1.0	$—	1.0	6.4	6.0	—	6.0	19.5
Total net sales	$421.3	$(6.5)	$414.8	$499.1	$1,412.4	$2.1	$1,414.5	$1,682.4

Product Categories:
Watches:
Traditional watches	$300.9	$(4.5)	$296.4	$328.6	$1,015.1	$1.9	$1,017.0	$1,158.9
Smartwatches	$21.5	(0.5)	21.0	46.9	80.9	0.2	81.1	151.6
Total Watches	$322.4	$(5.0)	$317.4	$375.5	$1,096.0	$2.1	$1,098.1	$1,310.5
Leathers	$51.8	(0.2)	51.6	67.3	158.5	0.9	159.4	178.5
Jewelry	$40.4	(1.2)	39.2	47.6	131.4	(1.0)	130.4	154.1
Other	$6.7	(0.1)	6.6	8.7	26.5	0.1	26.6	39.3
Total net sales	$421.3	$(6.5)	$414.8	$499.1	$1,412.4	$2.1	$1,414.5	$1,682.4

Adjusted EBITDA, Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share

Adjusted EBITDA, Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share are non-GAAP financial measures. We define Adjusted EBITDA as our net income (loss) before the impact of income tax expense (benefit), plus interest expense, amortization and depreciation, impairment expense, other non-cash charges, stock-based compensation expense, restructuring expense and unamortized debt issuance costs included in loss on extinguishment of debt minus interest income. We define Adjusted operating income (loss) as operating income (loss) before impairment expense and restructuring expense. We define Adjusted net income (loss) and Adjusted earnings (loss) per share as net income (loss) attributable to Fossil Group, Inc. and diluted earnings (loss) per share, respectively, before impairment expense, restructuring expense and unamortized debt issuance costs included in loss on extinguishment of debt. We have included Adjusted EBITDA, Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share herein because they are widely used by investors for valuation and for comparing our financial performance with the performance of our competitors. We also use both non-GAAP financial measures to monitor and compare the financial performance of our operations. Our presentation of Adjusted EBITDA, Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share may not be comparable to similarly titled measures other companies report. Adjusted EBITDA, Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share are not intended to be used as alternatives to any measure of our performance in accordance with GAAP.

The following tables reconcile Adjusted EBITDA to the most directly comparable GAAP financial measure, which is income (loss) before income taxes. Certain line items presented in the table below, when aggregated, may not foot due to rounding.

	Fiscal 2023
($ in millions):	Q1	Q2	Q3	Q4	Total
Income (loss) before income taxes	$(39.6)	$(33.5)	$(55.2)	$(27.8)	$(156.1)
Plus:
Interest expense	5.0	5.3	5.8	5.7	21.8
Amortization and depreciation	5.1	4.8	4.5	4.6	19.1
Impairment expense	0.1	0.2	0.6	1.3	2.2
Other non-cash charges	(0.2)	(0.5)	(0.2)	0.1	(0.9)
Stock-based compensation	1.4	1.6	1.5	1.1	5.7
Restructuring expense	7.1	4.6	16.0	15.5	43.3
Restructuring cost of sales	5.3	2.9	(1.3)	(1.3)	5.5
Less:
Interest Income	0.6	0.8	1.0	0.9	3.2
Adjusted EBITDA	$(16.4)	$(15.4)	$(29.3)	$(1.6)	$(62.6)

	Fiscal 2022
($ in millions):	Q1	Q2	Q3(1)	Q4	Total
Income (loss) before income taxes	$(16.7)	$(16.9)	$15.5	$(4.0)	$(22.1)
Plus:
Interest expense	4.0	4.3	5.1	5.8	19.2
Amortization and depreciation	6.2	5.8	5.6	5.7	23.3
Impairment expense	0.3	0.2	0.6	1.2	2.4
Other non-cash charges	(0.2)	(0.2)	(0.4)	(0.3)	(1.1)
Stock-based compensation	2.2	3.8	(0.3)	2.3	8.0
Restructuring expense	2.6	2.9	—	0.7	6.1
Unamortized debt issuance costs included in loss on extinguishment of debt	—	—	—	1.1	1.1
Less:
Interest Income	0.1	0.2	0.1	0.4	0.8
Adjusted EBITDA	$(1.7)	$(0.3)	$26.0	$12.1	$36.1

(1)   Prior period amounts have been adjusted to conform to the current period presentation.

The following tables reconcile Adjusted operating income (loss), Adjusted net income (loss) and Adjusted earnings (loss) per share to the most directly comparable GAAP financial measures, which are operating income (loss), net income (loss) attributable to Fossil Group, Inc. and diluted earnings (loss) per share, respectively. Certain line items presented in the table below, when aggregated, may not foot due to rounding.

	For the 13 Weeks Ended December 30, 2023
($ in millions, except per share data):	As Reported	Restructuring cost of sales	Other long- lived asset impairment	Restructuring expenses	As Adjusted
Operating income (loss)	$(24.0)	$(1.3)	$1.3	$15.5	$(8.5)
Operating margin (% of net sales)	(5.7)%				(2.0)%
Interest expense	5.7	—	—	—	5.7
Other income (expense) - net	1.9	—	—	—	1.9
Income (loss) before income taxes	(27.8)	(1.3)	1.3	15.5	(12.3)
Provision for income taxes	0.6	(0.3)	0.3	3.3	3.9
Less: Net income attributable to noncontrolling interest	0.2	—	—	—	0.2
Net income (loss) attributable to Fossil Group, Inc.	$(28.2)	$(1.0)	$1.0	$12.2	$(16.0)
Diluted earnings (loss) per share	$(0.54)	$(0.02)	$0.02	$0.23	$(0.30)

	For the 13 Weeks Ended December 31, 2022
($ in millions, except per share data):	As Reported	Other long-lived asset impairment	Restructuring expenses	Unamortized debt issuance costs included in loss on extinguishment of debt	As Adjusted
Operating income (loss)	$1.3	$1.2	$0.7	$—	$3.2
Operating margin (% of net sales)	0.3%				0.6%
Interest expense	5.8	—	—	—	5.8
Other income (expense) - net	0.5	—	—	1.1	1.6
Income (loss) before income taxes	(4.0)	1.2	0.7	1.1	(1.0)
Provision for income taxes	5.5	0.3	0.1	0.2	6.1
Less: Net income attributable to noncontrolling interest	0.1	—	—	—	0.1
Net income (loss) attributable to Fossil Group, Inc.	$(9.4)	$0.9	$0.6	$0.9	$(7.0)
Diluted earnings (loss) per share	$(0.18)	$0.02	$0.01	$0.01	$(0.13)

	For the 52 Weeks Ended December 30, 2023
($ in millions, except per share data):	As Reported	Restructuring cost of sales	Other long-lived asset impairment	Restructuring expenses	As Adjusted
Operating income (loss)	$(143.0)	$5.5	$2.2	$43.3	$(92.0)
Operating margin (% of net sales)	(10.1)%				(6.5)%
Interest expense	21.8	—	—	—	21.8
Other income (expense) - net	8.7	—	—	—	8.7
Income (loss) before income taxes	(156.1)	5.5	2.2	43.3	(105.1)
Provision for income taxes	0.5	1.2	0.5	9.1	11.3
Less: Net income attributable to noncontrolling interest	(0.4)	—	—	—	(0.4)
Net income (loss) attributable to Fossil Group, Inc.	$(157.1)	$4.3	$1.7	$34.2	$(116.9)
Diluted earnings (loss) per share	$(3.00)	$0.08	$0.03	$0.65	$(2.24)

	For the 52 Weeks Ended December 31, 2022
($ in millions, except per share data):	As Reported	Other long-lived asset impairment	Restructuring expenses	Unamortized debt issuance costs included in loss on extinguishment of debt	As Adjusted
Operating income (loss)	$(1.5)	$2.4	$6.1	$—	$7.0
Operating margin (% of net sales)	(0.1)%				0.4%
Interest expense	19.2	—	—	—	19.2
Other income (expense) - net	(1.4)	—	—	1.1	(0.3)
Income (loss) before income taxes	(22.1)	2.4	6.1	1.1	(12.5)
Provision for income taxes	21.4	0.5	1.3	0.2	23.4
Less: Net income attributable to noncontrolling interest	(0.6)	—	—	—	(0.6)
Net income (loss) attributable to Fossil Group, Inc.	$(44.2)	$1.9	$4.8	$0.9	$(36.6)
Diluted earnings (loss) per share	$(0.85)	$0.04	$0.09	$0.01	$(0.71)

Store Count Information

	December 31, 2022	Opened	Closed	December 30, 2023
Americas	151	2	10	143
Europe	111	2	27	86
Asia	80	1	8	73
Total stores	342	5	45	302

END OF RELEASE